Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 30, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of April 15, 2010 and April 29, 2010, regarding Post-Effective Amendment (“PEA”) No. 36 to the Company’s registration statement on Form N-1A.  PEA No. 36 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on March 1, 2010, for the purpose of conforming the Company’s Prospectuses for its series, the Internet Fund, the Global Fund, the Paradigm Fund, the Medical Fund, the Small Cap Opportunities Fund, the Market Opportunities Fund, the Water Infrastructure Fund, the Multi-Disciplinary Fund, the Tactical Paradigm Fund and the Government Money Market Fund, to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience, the comments by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectuses

Summary Section – All Funds

1.
Staff Comment:  The second sentence in the “Investment Objective” section should be part of each Fund’s investment strategy rather than its investment objective.  Please move the second sentence to each Fund’s “Principal Investment Strategy” section.

Response:  The Company responds by removing the second sentence and modifying this disclosure which substantively already appears in the “Principal Investment Strategy”.

2.	Staff Comment: Following each Fund’s “Fees and Expenses” table, please combine and streamline Footnote 1 and Footnote 2.

Response:   The Company responds by combining the two footnotes, as follows:

“(1) This ~~fee~~ table and the example below reflect the aggregate expenses of the Internet Fund and the Internet Portfolio.  The management fees paid by the Internet Fund reflect the proportionate share of fees allocated to the Internet Fund from the Internet Portfolio ~~for investment advisory services~~.”

3.
Staff Comment:  Following each Fund’s “Fees and Expense” table, please delete "As of March 1, 2008,” in Footnote 4.  Please also note that because the Adviser has agreed to continue the voluntary waiver for at least one year from the date of the Prospectus, you may bring the voluntary waiver into the “Fees and Expenses” table by adding the two additional lines noted in Instruction 3(e) to Item 3 of Form N-1A.  References to this waiver may only be included in the table and footnotes if the expense cap for a Fund is reached.  If you choose to take advantage of this disclosure, please combine and streamline the footnotes regarding the contractual and voluntary waivers in the Institutional Class prospectus, as applicable.

Response:   The Company responds by making the requested deletion and adding the two additional lines to the “Fees and Expenses” table for the No-Load and Advisor Class prospectuses.  The Company notes supplementally that the voluntary fee waiver arrangement will be put in writing.

4.
Staff Comment:  Please edit and streamline the first sentence of the first paragraph in each Fund’s “Principal Investment Strategy” section to read “The [     ] Fund is a non-diversified fund that invests all of its investable assets...”

Response:  The Company responds by making the requested revision.

Summary Section – The Internet Fund

5.	Staff Comment: In the Fund’s “Principal Investment Strategy” section, please provide examples of the types of companies in which the Fund may invest, similar to that disclosed in Item 9.

Response:  The Company responds by amending the second sentence in the first paragraph of the Fund’s “Principal Investment Strategy” as follows:

“Under normal circumstances, the Internet Portfolio invests at least 80% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and International Depositary Receipts (“IDRs”)), of U.S. and foreign companies engaged in the Internet and Internet related activities and whose businesses are vastly improved through the distribution of content and reduction of costs with the use of the Internet, such as content providers computer hardware and software, venture capital, Internet service providers, Internet portals, wireless/broadband access, e-commerce, financial service companies, auction houses, and telecommunications.”

6.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please combine “Industry Emphasis Risk” and “Industry Concentration Risk”, if the only industry risk to the Fund is the risk of investing in the Internet industry.  Otherwise, please specify the other industry(ies) in which the Fund intends to emphasize its investments.

Response:   The Company responds by deleting “Industry Emphasis Risk” and amending “Industry Concentration Risk” as follows:

“Internet Industry Concentration Risks: Investing a substantial portion of the Internet Portfolio’s assets in the Internet industry carries the risk that Internet-related securities will decline in price due to Internet developments.  Companies that conduct business on the Internet or derive a substantial portion of their revenues from Internet-related activities in general are subject to a rate of change in technology and competition which is generally higher than that of other industries.”

Summary Section – The Global Fund

7.
Staff Comment:  In the Fund’s “Principal Investment Strategy” section, please indicate how the Fund defines “foreign companies” (i.e., its asset test).  Please state that the Fund invests 40% or more of its net assets in companies located outside of the U.S. and invests in at least 3 countries, which could include the U.S.  This disclosure can be placed in either the Summary Section or in Item 9.

Response:  The Company responds by amending the first paragraph of the Fund’s “Principal Investment Strategy” as follows:

“The Global Fund is a non-diversified fund that ~~seeks to achieve its investment objective by~~ invests~~ing~~ all of its investable assets in the Global Portfolio, a series of Kinetics Portfolios Trust.  Under normal circumstances, the Global Portfolio invests at least 65% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as ADRs, GDRs and IDRs) of foreign and U.S. companies listed on publicly traded exchanges in countries around the world. Foreign companies are those companies with their primary place of business or headquarters located outside the U.S.  The Global Portfolio invests 40% or more of its net assets in companies located outside of the U.S. and invests in a least 3 countries, which may include the U.S.  The Global Portfolio may also write and sell options on securities in which it invests for hedging purposes and/or direct investment.”

Summary Section – The Paradigm Fund

8.
Staff Comment:  In the Fund’s “Principal Investment Strategy” section, please consider deleting the fourth and fifth sentences in the first paragraph as the language is not responsive to the Fund’s investment strategy.  In the alternative, consider clarifying these sentences to support the Fund's investment strategy.

Response:  The Company responds by amending the fourth and fifth sentences in the first paragraph as follows:

“~~A fundamental principle is to~~The Paradigm Portfolio will carry out its investment strategy by regarding ~~the~~ investments as representing fractional ownership in the underlying companies’ assets.  This will allow the Paradigm Portfolio, and therefore the Fund, to attempt to achieve its investment objective by acting as a~~The driver of appreciation for the~~ classic value investor ~~is a~~ seeking high returns on equity, an intrinsic characteristic of the investment, not a reappraisal of ~~the~~a company’s stock~~’s worth~~ value by the market, an external factor.”

9.
Staff Comment:  In the Fund’s “Principal Investment Risk” section, if the Fund invests in a particular industry, please specify the particular industry in which the Fund intends to emphasize its investments and tie this risk to appropriate disclosure in the Fund’s principal investment strategy.  If, alternatively, the Fund emphasizes investments in a particular sector(s), revise the risk disclosure, and tie this risk to appropriate disclosure in the Fund’s principal investment strategy.

Response:  The Company responds by deleting the “Industry Emphasis Risk” from the Fund’s “Principal Investment Risk” section as the Fund does not intend to emphasize its investments in any particular industry or sector.

Summary Section – The Medical Fund

10.
Staff Comment: In the Fund’s “Principal Investment Strategy” section, reference is made to investing in “companies engaged in the medical research, pharmaceutical and technology industries and related medical technology industries, generally, with an emphasis toward companies engaged in cancer research and drug development.”  Please clarify that the Fund intends to invest in “medical” technology industries, because “technology industries” is too broad.  Alternatively, you could use the same disclosure as appears in Item 9.  Please also provide examples of the types of companies in which the Fund may invest, similar to that disclosed in Item 9.

Response: The Company responds by amending the second sentence of the Fund’s “Principal Investment Strategy” as follows:

“Under normal circumstances, the Medical Portfolio invests at least 80% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as ADRs, GDRs and IDRs) of U.S. and foreign companies engaged in ~~the~~ medical research, pharmaceutical and medical technology industries and related ~~medical~~ technology industries, generally, with an emphasis toward companies engaged in cancer research and drug development, such as pharmaceutical development companies, surgical and medical instrument manufacturers and developers, pharmaceutical manufacturers, and biotech and medical research companies.  These types of companies derive at least 50% of their revenue from such activities.  The Medical Portfolio may also write and sell options on securities in which it invests for hedging purposes and/or direct investment.”

11.
Staff Comment:  In the Fund’s “Principal Investment Strategy” section, please disclose the asset or revenue test used for investing in “companies engaged in the medical research, pharmaceutical and technology industries and related medical technology industries, generally, with an emphasis toward companies engaged in cancer research and drug development.”  Please note that the asset or revenue test requires that the securities of issuers in which the Fund invests derive a significant proportion (at least 50%) of their revenues or profits from goods produced or sold, investments made, or services performed in the industry or field suggested by the Fund’s name.  This disclosure can be placed in either the Summary Section or in Item 9.

Response:   The Company responds by adding the additional sentence to the first paragraph of the Fund’s “Principal Investment Strategy”, as shown in the response to Staff Comment 10 above, as follows:

“These types of companies derive at least 50% of their revenue from such activities.”

12.	Staff Comment: Please disclose the baseline requirement for the amount that a company invests in research. If there is no such baseline requirement, no comment/no response necessary.

Response:  The Company responds by noting that there is no baseline requirement for the amount that a company must invest in research.

13.
Staff Comment: With respect to “Concentration Risks of the Medical Industry” in the “Principal Investment Risks” section, could an additional risk be the failure of a product to be effective after its research period (which most likely includes substantial research, testing and development time in addition to a large amount of monetary spending)?  If so, please add to the principal risk of the Fund.

Response:  The Company responds by amending the “Concentration Risks of the Medical Industry” disclosure as follows:

“Concentration Risks of the Medical Industry: Medical and pharmaceutical-related companies in general are subject to the rate of change in technology, which is generally higher than that of other industries.  Similarly, cancer research-related industries use many products and services of companies engaged in medical and pharmaceutical related activities and are also subject to relatively high risks of rapid obsolescence caused by progressive scientific and technological advances.  Additionally, it is possible that a medical device or product may fail after its research period; such research period may involve substantial research, testing and development time and the development company may incur significant costs.  Further, the medical research and development industry is subject to strict regulatory scrutiny and ongoing legislative action.”

Summary Section – The Small Cap Opportunities Fund

14.
Staff Comment: The first sentence in the third paragraph of the Fund’s “Principal Investment Strategy” references the Fund’s “investment criteria.” Please disclose the investment criteria the Adviser uses to select securities, such as is described in Item 9.

Response:  The Company responds by revising the first sentence in the third paragraph to include a parenthetical that provides examples of the Fund’s investment criteria, as follows:

“Small Cap Portfolio securities will be selected from companies that are engaged in a number of industries if, in the Investment Adviser’s opinion, the companies meet the Small Cap Portfolio’s investment criteria, (e.g., companies that are selling below their perceived intrinsic value, have limited or no institutional ownership, have had short-term earnings shortfalls, have had a recent IPO but have not attracted significant analyst coverage, are selling at or below book or replacement value, and have modest price to earnings ratios).”

Summary Section – The Market Opportunities Fund

15.
Staff Comment: Please clarify what is meant by the Fund investing in “companies involved in capital markets or related to capital markets,” because investing in capital markets could arguably include everything.  Consider including a list similar to that disclosed in Item 9.  In addition, please also define what is meant by “companies involved in the gaming industry.”

Response:  The Company responds by noting the third sentence of the first paragraph in the Fund’s “Principal Investment Strategy” section, which states: “Capital market companies include companies that are engaged in or derive a substantial portion of their revenue from activities with a publicly traded securities exchange, such as equity exchanges and commodity exchanges, including but not limited to clearing firms and brokerage houses.”  Supplementally, the Company notes that these companies serve as intermediaries in capital markets by providing related services and typically have pervasively high operating leverage driven by increase volume (usage).

As to “companies involved in the gaming industry”, the Company responds by noting that the definition of gaming companies is already included under Principal Investment Strategies as follows: “Gaming: Companies engaged in casino entertainment, including casino resorts and other leisure activities.”

16.	Staff Comment: Does the list of “companies involved in capital markets,…” include investment banks, as well? Please clarify in the Summary Section similar to what is disclosed in Item 9.

Response:  The Company responds by adding investment banks to the list of companies in which the Fund can invest which appears in the third paragraph of the Fund’s “Principal Investment Strategy”.

17.	Staff Comment: Please clarify in the disclosure the connection between capital markets and investing in companies engaged in “publicly traded expressways, airports, roads and railways.”

Response:  The Company responds by adding the following sentence to the third paragraph of the Fund’s “Principal Investment Strategy”:

“Companies that experience operational scale from increased volume are similar to capital markets companies because they have greater fixed costs than variable costs, operating margins that rise once fixed costs are covered, and an ability to generate higher operating margins once fixed costs are covered (referred to as operating leverage).”

18.	Staff Comment: As a supplement to Staff Comment 17, please provide a plain English explanation of “high operating leverage”.

Response:  The Company responds by adding the following as the last sentence to the disclosure above:

“High operating leverage describes a company’s ability to experience rising profit margins as revenues increase.”

19.
Staff Comment: The penultimate sentence in the third paragraph of the Fund’s “Principal Investment Strategy” references the Fund’s “investment criteria.” The last sentence indicates that the Adviser evaluates certain items.  Please more fully describe what it is the Adviser is looking for in terms of these items and the Fund’s investment criteria.

Response:  The Company responds by deleting the last sentence in the third paragraph of the Fund’s “Principal Investment Strategy” section and replacing it with the following:

“The Investment Adviser seeks to invest in companies with high operating leverage that can expand capacity with negligible or limited associated costs.  Generally, high returns on equity, long product life cycles, high barriers to entry and certain degrees of financial gearing are necessary for this.”

20.	Staff Comment: As a supplement to Staff Comment 19, please provide a plain English explanation of “certain degrees of financial gearing.”

Response:  The Company responds by adding the following as the last sentence of the disclosure above:

“Financial gearing occurs with the use of loans and debt in companies where it is necessary to build capacity and infrastructure before operations can begin.”

21.
Staff Comment: The “Sector/Industry Emphasis Risks” disclosure is too broad, specifically because it indicates “To the extent that the Market Opportunities Portfolio focuses its investments,…”  Isn’t “capital markets” considered a sector and not an industry?  Additionally, investment in a particular industry suggests concentration, so the Fund cannot move in and out of concentrating in a particular industry.  Please consider removing the reference to Industry Risk.

Response:  The Company responds by revising the “Sector/Industry Emphasis Risks” disclosure as follows:

“Sector~~/Industry~~ Emphasis Risks: ~~To the extent that t~~The Market Opportunities Portfolio’s ~~focuses its~~ investments in ~~one or more~~the capital markets sector~~s or industries, it may be~~ subjects it to the risks affecting that sector ~~or industry~~ more than would a fund that invests in a wide variety of market sectors ~~or industries~~.  For instance, companies in ~~either~~ the capital markets ~~or gaming industries~~sector may be adversely affected by changes in economic conditions as well as legislative initiatives, all of which may impact the profitability of companies in th~~ose industries~~is sector.”

22.	Staff Comment: As a supplement to Staff Comment 21, is the Portfolio’s investments in gaming companies considered a principal risk of the Fund? If so, please disclose.

Response:  The Company responds by amending the “Sector Emphasis Risks” disclosure as follows:

“Sector~~/Industry~~ Emphasis Risks: ~~To the extent that t~~The Market Opportunities Portfolio’s ~~focuses its~~ investments in ~~one or more~~the capital markets sector~~s or industries, it may be~~ subjects it to the risks affecting that sector ~~or industry~~ more than would a fund that invests in a wide variety of market sectors ~~or industries~~.  For instance, companies in ~~either~~ the capital markets ~~or gaming industries~~sector may be adversely affected by changes in economic conditions as well as legislative initiatives, all of which may impact the profitability of companies in th~~ose industries~~is sector. The Market Opportunities Portfolio’s investments in the gaming sector may be adversely affected by changes in economic conditions.  The casino industry is particularly susceptible to economic conditions that negatively affect tourism.  Casino and gaming companies are highly competitive, and new products, casino concepts and venues are competitive challenges to existing companies.  In addition, gaming and related companies are highly regulated, and state and federal legislative changes can significantly impact profitability in those sectors.”

Summary Section – The Water Infrastructure Fund

23.
Staff Comment: Given the name of the Fund, please clarify the penultimate sentence in the first paragraph which references the Fund’s investment in companies with revenues from “activities related to natural resources”, because it should be clear that these are activities that are water-based or with a specific water theme.

Response:  The Company responds by clarifying the sentence as follows:

“For purposes of this 80% policy, a company will be considered in the water infrastructure or natural resources industry if at least 50% of its revenues come from water-related activities ~~or activities related to natural resources~~.”

24.	Staff Comment: In the Fund’s “Principal Investment Strategy” section, please provide examples of the types of companies in which the Fund may invest, similar to that disclosed in Item 9.

Response:  The Company responds by amending the second sentence of the Fund’s “Principal Investment Strategy” as follows:

“Under normal circumstances, the Water Infrastructure Portfolio invests at least 80% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, fixed-income securities such as bonds and debentures, and warrants, derivatives, and other equity securities having the characteristics of common stocks (such as ADRs, GDRs and IDRs), of U.S. and foreign companies engaged in water infrastructure and natural resources with a specific water theme and related activities, such as water production companies, water conditioning and desalination companies, water suppliers, water transport and distribution companies, companies specializing in the treatment of waste water, sewage and solid, liquid and chemical waste, companies operating sewage treatment plants and companies providing equipment, consulting and engineering services in connection with the above-described activities and those companies that are dependent on water usage in industries such as agriculture, timber, oil and gas service, hydroelectricity and alternative renewable energy.”

25.
Staff Comment: The “Industry Emphasis Risk” should be specifically tied to water and the Fund’s investments.  Alternatively, consider combining this risk with “Water Infrastructure Industry Concentration Risks” and eliminating the “Industry Emphasis Risk” altogether.

Response:  The Company responds by deleting “Industry Emphasis Risks” from the Fund’s “Principal Investment Risks” section.

26.	Staff Comment: Similar to Comment 20, please clarify the language in “Natural Resources Investment Risks” to tie the risk to the Fund’s name and make it water-related.

Response:  The Company responds by amending “Natural Resources Investment Risks” as follows:

“Natural Resources Investment Risks:  Investments in companies with a specific water theme and related activities in natural resources industries can be significantly affected by (often rapid) changes in the supply of, or demand for, various natural resources.  These companies also may be affected by changes in energy prices, international political and economic developments, energy conservation, the success of exploration projects, changes in commodity prices, and tax and other government regulations.”

Summary Section – The Multi-Disciplinary Fund

27.
Staff Comment: It is the Staff’s opinion that a total return objective is comprised of both capital appreciation and income.  Please revise the Fund’s objective to reflect both capital appreciation and income as components of total return.

Response:  The Company responds by noting that the definition of Total Return included in the Principal Investment Strategy section already reflects the SEC Staff’s opinion.  In addition, the Fund’s investment objective cannot be changed without 60 days’ notice to shareholders.

28.
Staff Comment: Related to Comment 24, the reference in the second sentence of the first paragraph of the Fund’s “Principal Investment Strategy” to “plus capital appreciation, if any” suggests that the Fund may not be achieving total return because the Fund should be achieving both components to attain total return.  If capital appreciation is not applicable, the Fund's investment objective may not be appropriate for the Fund.

Response:  The Company responds supplementally by noting that the Fund will achieve the vast majority of returns from income received on dividends and option premiums.  In the event that interest rates drop or there is a liquidity shock in the system (as seen in 2008), the bond element of the Fund may experience capital appreciation or depreciation.  Nevertheless, the second sentence of the first paragraph is amended as follows:

“Total Return” sought by the Multi-Disciplinary Portfolio consists of income earned on the Multi-Disciplinary Portfolio’s investments, plus capital appreciation~~, if any~~.

29.
Staff Comment: The second to last paragraph of the Fund’s “Principal Investment Strategy” references that the Adviser “examines a company’s current relative valuation.”  To what is this relative?  Please more clearly disclose how the Adviser selects securities for purchase.

Response:  The Company responds by deleting the term “relative” and adding the following disclosure to the end of the second to last paragraph:

“The bonds purchased in the Multi-Disciplinary Portfolio are selected from the same universe of companies that the Investment Adviser uses for equity investments.  All of the same characteristics apply, however, in the Multi-Disciplinary Portfolio option premiums are also considered.”

Summary Section – The Tactical Paradigm Fund

30.
Staff Comment: Please consider revising the first sentence of the first paragraph in the Fund’s “Principal Investment Strategy” to reflect what is disclosed in the first sentence in Item 9.  Alternatively, please better clarify this first sentence.

Response:  The Company responds by revising the first and second sentences of the first paragraph in the Fund’s “Principal Investment Strategy” as follows:

“The Tactical Fund is a non-diversified fund that ~~seeks to provide long-term growth of capital while mitigating market risk through various hedging activities.  The Tactical Fund will~~ invests generally all of its investable assets in the Paradigm Portfolio, a series of Kinetics Portfolios Trust, under normal market conditions, while also dynamically hedging market risk with futures, options and short sales of exchange-traded funds (“ETFs”).”

31.
Staff Comment: In the Fund’s “Principal Investment Strategy” section, please consider deleting the last two sentences in the first paragraph as the language is not responsive to the Fund’s investment strategy.  In the alternative, consider clarifying these sentences to support the Fund’s investment strategy.

Response:  The Company responds by revising the last two sentences in the first paragraph as follows:

“~~A fundamental principle is to~~The Paradigm Portfolio will carry out its investment strategy by regarding ~~the~~ investments as representing fractional ownership in the underlying companies’ assets.  This will allow the Paradigm Portfolio, and therefore the Fund, to attempt to achieve its investment objective by acting as a~~The driver of appreciation for the~~ classic value investor ~~is a~~ seeking high returns on equity, an intrinsic characteristic of the investment, not a reappraisal of ~~the~~a company’s stock~~’s worth~~ value by the market, an external factor.”

32.
Staff Comment: In the Fund’s “Principal Investment Risk” section, if the Fund invests in a particular industry, please specify the particular industry in which the Fund intends to emphasize its investments and tie this risk to appropriate disclosure in the Fund's principal investment strategy.  If, alternatively, the Fund emphasizes investments in a particular sector(s), revise the risk disclosure, and tie this risk to appropriate disclosure in the Fund's principal investment strategy.

Response:  The Company responds by deleting the “Industry Emphasis Risk” in the Fund’s “Principal Investment Risk” section as the Fund does not intend to emphasize its investments in any particular industry or sector.

Additional Information About The Funds’ Investments

33.	Staff Comment: With respect to the Market Opportunities Fund, the last bullet point references “other leisure activities.” Please clarify how leisure activities relate to gaming companies.

Response:  The Company responds by adding a paragraph after the bulleted list, as follows:

“Other leisure activities are defined as those activities that individuals engage in for entertainment, enjoyment and pleasure, which may take place at casinos.  Additionally, a substantial aspect of the operations of gaming companies is the operation of casino resorts, which includes, but is not limited to lodging, amenities and recreational activities.”

Kinetics Government Money Market Fund

34.	Staff Comment: Please update the Prospectus and Statement of Additional Information disclosure for the Kinetics Government Money Market Fund to reflect the amendments to Rule 2a-7.

Response:  The Company responds by updating the disclosure to conform to amended Rule 2a-7, as applicable.

35.	Staff Comment: Please disclose how individual securities are selected for the Fund.

Response:  The Company responds by adding the following as the penultimate sentence in the Fund’s “Principal Investment Strategy”:

Securities are selected based on market conditions, the liquidity needs of the Portfolio, and the investment policies of the Portfolio.”

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609 or the undersigned at (914) 703-6900.

Very truly yours,

___________________________
Leonid Polyakov
Treasurer
KINETICS MUTUAL FUNDS, INC.

cc:           Drinker Biddle & Reath LLP